500 E. Swedesford Rd., Suite 104 Wayne, PA 19087
April 27, 2010

Keith O’Connell, Esq.
Division of Investment Company Regulation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cheswold Lane Funds – Cheswold Lane International High Dividend Fund

Dear Mr. O’Connell,

           In a telephone conversation with Todd Cipperman and Robert Elwood occurring on Thursday, April 15, 2010 and a telephone conversation with Robert Elwood occurring on Thursday April 22, 2010 you provided suggested revisions with respect to the April 30, 2010 Form N-1A (hereinafter, the “Filing”) for Cheswold Lane International High Dividend Fund (the “Fund”).  Your requests (numbered for convenience) followed by our responses are as follows:

1.	You asked us whether the Fund plans to use a summary prospectus.

Response: The Fund does not plan to employ a summary prospectus.

2.	You asked that the Fund add the phrase “as a percentage of redemption proceeds” following the reference to the Redemption Fee in the table in the Summary section – “Fund Fee and Expenses”.

Response: We have incorporated this comment.

3.	You asked that the Fund add the phrase “waiver and/or” after the word “Less” in the second to last line of the table in the Summary section – “Fund Fee and Expenses”.

Response:  We have incorporated this comment.

4.
You asked that the Fund replace the word “net” at the start of the final line of the table in the Summary section – “Fund Fee and Expenses” with the word “annual” and that the Fund add the phrase “after waivers and expense reimbursements” at the end of that line.

Response: We have incorporated these comments.

5.	You asked that the Fund delete the final sentence of the text comprising footnote 1 in the Summary section – “Fund Fee and Expenses”.

Response: We have incorporated this comment.

6.	You asked that the Fund simplify the language in the fourth sentence of the text regarding the effect of the waiver in Year 1 that appears before the Example in the Summary section.

Response: We have incorporated this comment.

7.	In the same paragraph, you asked us to remove a statement to the effect that all distributions are reinvested.

Response: We have incorporated this comment.

8.	You asked the Fund to confirm that the numbers shown in the Example in the Summary section reflect a waiver of expenses only in the first year.

Response: We have confirmed that the numbers reflect a waiver of expenses only in the first year.

9.	You asked the Fund to delete the third sentence in the “Performance Information” section in the Summary that the information shown assumes reinvestment of distributions.

Response:   We have incorporated this comment.

10.	You asked that the Fund simplify greatly the description in the “Performance Information” section in the Summary of the MSCI EAFE Index, which the Fund uses as a benchmark.

Response:  We have incorporated this comment.

11.	You asked the Fund to remove two sentences regarding after tax returns from the text following the “Best and Worst Quarterly Performance” section in the Summary.

Response: We have incorporated this comment.

12.
You asked the Fund to confirm that the following two sentences in the text following the “Best and Worst Quarterly Performance” section in the Summary are in fact applicable to the Fund: “In certain cases, the “Return After Taxes on Distributions and Sale of Fund Shares” may be higher than the other return figures for the same period.  This will occur when a capital loss is realized upon the sale of Fund shares and provides an assumed tax benefit that increases the return.”

Response: The Fund has determined that those two sentences are applicable and has chosen to leave those sentences in the prospectus.

13.	You asked the Fund to add the words “or sell” after the word “purchase” in the “Purchase or Sale of Fund Shares” section of the Summary.

Response: We have incorporated this comment.

14.
You asked the Fund to delete the sentence in the “Purchase or Sale of Fund Shares” section of the Summary: “When you purchase shares directly from the Fund, you may also redeem Fund shares by mail, telephone, or wire.”

Response: We have incorporated this comment.

15.	You asked the Fund to move the final two sentences of the first paragraph of the “Purchase or Sale of Fund Shares” section in the Summary to Item 11.

Response: There was already identical text in Item 11, so the text in the “Purchase or Sale of Fund Shares” section has been deleted.

16.	You asked the Fund to move the final four sentences of the second paragraph of the “Purchase or Sale of Fund Shares” section in the Summary to Item 8.

Response: There was already identical text in Item 8 or Item 11, so this text in the “Purchase or Sale of Fund Shares” section has been deleted.

17.	You asked the Fund to delete the final paragraph of the “Purchase or Sale of Fund Shares” section.

Response: We have incorporated this comment.

18.	You asked the Fund to streamline the text in the “Tax Information” section in the Summary.

Response: We have streamlined the language.

We have enclosed a copy of the revised prospectus marked to reflect the foregoing comments.

19.	You asked the Fund to add text regarding payments to broker-dealers and other financial intermediaries.

Response: We have incorporated this comment.

The Fund acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Robert M. Elwood